Exhibit 99.1

SAG Holdings Limited and Subsidiaries

Summary of Consolidated Financial and Other Data

	Six Months ended June 30,
	2024	2023
	$’000	$’000

Revenues	27,900	31,034
Income from operations	1,799	1,658
Net income	1,676	1,351

Net income per share	0.19	0.15
Number of shares outstanding (’000)	9,000	9,000

●	Revenue decreased by approximately $3.1 million or 10.1% to approximately 27.9 million for the six months ended June 30, 2024 from approximately $31.0 million for the six months ended June 30, 2023.
●	Income from operations increased by approximately $0.1 million to approximately $1.8 million for the six months ended June 30, 2024 from approximately $1.7 million for the six months ended June 30, 2023.
●	Net income was approximately $1.7 million for the six months ended June 30, 2024 as compared approximately $1.4 million for the six months ended June 30, 2023.
●	Net income per share was $0.19 as of June 30, 2024, compared to $0.15 as of June 30, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the six months ended June 30, 2024 and 2023, our net revenue amounted to approximately $27.9 million and approximately $31.0 million, respectively, of which On-Highway Business accounted for approximately $12.4 million for the six months ended June 30, 2024 and approximately $13.9 million for the six months ended June 30, 2023, Off-Highway Business accounted for approximately $15.5 million for the six months ended June 30, 2024 and approximately $17.1 million for the six months ended June 30, 2023, and services (in the form of shipping charges) accounted for approximately $0.03 million for the six months ended June 30, 2024 and approximately $0.04 million for the six months ended June 30, 2023.

Our net income amounted to approximately $1.7 million and $1.4 million for the six months ended June 30, 2024 and 2023, respectively.

Revenue

As set forth in the following table, during the six months ended June 30, 2024 and 2023, our revenue was derived from the sale of products in our On-Highway Business serving the automotive sector, our Off-Highway Business serving the industrial sector, and in the provision of services (in the form of shipping charges):

	Six Months ended June 30,
	2024		2023
	$’000%		$’000%

Revenue
On-Highway	12,373	44.3	13,880	44.7
Off-Highway	15,499	55.6	17,115	55.2
Services (shipping charges)	28	0.1	39	0.1

Total	27,900	100.0	31,034	100.0

Our total revenue decreased by approximately $3.1 million or 10.1% to approximately $31.0 million for the six months ended June 30, 2024, from approximately $31.0 million for the six months ended June 30, 2023. Such decrease was mainly attributable to the decreased demand in our Off-Highway Business and On-Highway Business of approximately $1.6 million and approximately $1.5 million. Such decrease was mainly due to the decrease in oversea sales.

The total revenue of our On-Highway Business decreased by approximately $1.5 million to approximately $12.4 million for the six months ended June 30, 2024 from approximately $13.9 million for the six months ended June 30, 2023. Such decrease was mainly due to the decrease in oversea sales.

The total revenue for our Off-Highway Business decreased by approximately $1.7 million to approximately $15.5 million for the six months ended June 30, 2024, from approximately $17.1 million for the six months ended June 30, 2023. Such decrease was mainly due to the decrease in oversea sales.

For the six months ended June 30, 2024 and 2023, our net income amounted to approximately $1.7 million and $1.4 million, respectively. The net income for the six months ended June 30, 2024 was mainly due to the increase in gross profit margin.

For the six months ended June 30, 2024 and 2023, approximately 37.3% and 45.8% of our total revenue, respectively, was generated from our customers located in Singapore and approximately 10.9% and 9.2% of our total revenue, respectively, was generated from customers located in the Middle East. For the same periods, our revenue generated from customers located in other countries accounted for approximately 51.8% and 45.0% of our total revenue, respectively.

Revenue by geographical locations

During the six months ended June 30, 2024 and 2023, the customers for our On-Highway Business products and Off-Highway Business products were mainly located in Singapore and the Middle East. The following table sets out a breakdown of our revenue by geographic location of our customers for the six months ended June 30, 2024 and 2023:

	Six Months ended June 30,
	2024		2023
	$’000%		$’000%

Singapore
On-Highway	2,971	10.6	5,040	16.3
Off-Highway	7,446	26.7	9,159	29.5

Total	10,417	37.3	14,199	45.8

	Six months ended June 30,
	2024		2023
	$’000%		$’000%

Middle East
On-Highway	3,027	10.8	2,508	8.1
Off-Highway	26	0.1	342	1.1

Total	3,053	10.9	2,850	9.2

	Six Months ended June 30,
	2024		2023
	$’000%		$’000%

Other Countries(1), individually less than 5%
On-Highway	6,302	22.6	6,632	20.4
Off-Highway	8,100	29.0	7,314	24.5
Services (shipping charges)	28	0.2	39	0.1

Total	14,430	51.8	13,985	45.0

(1)	“Other Countries” means Malaysia, Indonesia, Thailand, Hong Kong, Taiwan, Vietnam, Philippines, South Korea, Japan, Australia, India, Pakistan, Sri Lanka, African and Latin America.

Singapore

The revenue in Singapore decreased by approximately $3.8 million, the six months ended June 30, 2024, as compared to the corresponding period ended June 30, 2023, which was primarily attributable to the decrease in demand from local customers.

The revenue for our On-Highway Business decreased by approximately $2.1 million, for the six months ended June 30, 2024, as compared to the corresponding period ended June 30, 2023, which was primarily attributable to the decrease in demand from local customers.

The revenue for our Off-Highway Business decreased by approximately $1.7 million, for the six months ended June 30, 2024, as compared to the corresponding period ended June 30, 2023, which was primarily attributable to the decrease in demand from the local customers.

Middle East

The increase in revenue in the Middle East by approximately $0.2 million for the six months ended June 30, 2024, as compared to the corresponding period ended June 30, 2023, which was primarily attributable to the increase in sale orders from our customers.

The revenue for our On-Highway Business increased by approximately $0.5 million for the six months ended June 30, 2024, as compared to the corresponding period ended June 30, 2023, which was primarily attributable to the increase in sale orders.

The revenue for our Off-Highway Business decreased by approximately $0.3 million for the six months ended June 30, 2024, as compared to the corresponding period ended June 30, 2023, which was primarily attributable to the reduced sale orders.

Other Countries

Revenues from other countries increased by approximately $0.4 million, which was primarily due to higher demand from new and recurring customers among various countries.

The revenue for On-Highway Business decreased by approximately $0.3 million, for the six months ended June 30, 2024, as compared to the corresponding period ended June 30, 2023, which was primarily attributable to the decrease in demand from our customers from Malaysia, Indonesia, Hong Kong, Taiwan, South Korea, Australia and India.

The revenue for our Off-Highway Business increased by approximately $0.7 million, for the six months ended June 30, 2024, as compared to the corresponding period ended June 30, 2023, which was primarily attributable to the increase in demand from our customers from Malaysia, Indonesia, Thailand, Vietnam, Philippines, Japan, Australia, Pakistan, Sri Lanka, African and Latin America.

Cost of revenues

During the six months ended June 30, 2024 and 2023, our Group’s cost of revenues was mainly comprised of purchasing finished products for resale. For the six months ended June 30, 2024 and 2023, our cost of revenues decreased by approximately $3.3 million, or 13.1%, from approximately $25.4 million for the six months ended June 30, 2023 to $22.1 million for the six months ended June 30, 2024. This decrease was primarily attributable to the decrease in sales in our Off-Highway Business and On-Highway Business.

	Six Months ended June 30,
	2024		2023
	$’000%		$’000%

On-Highway	9,788	44.3	11,311	44.5
Off-Highway	12,315	55.7	14,111	55.5

Total	22,103	100.0	25,422	100.0

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the six months ended June 30, 2024 and 2023:

	Six Months ended June 30,
	2024		2023
	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	$’000%		$’000%

On-Highway	2,586	20.9	2,570	18.5
Off-Highway	3,183	20.5	3,003	17.5
Services (shipping charges)	28	100.0	39	100.0

Total	5,797	20.8	5,612	18.1

Our total gross profit amounted to approximately $5.8 million and approximately $5.6 million for the six months ended June 30, 2024 and 2023, respectively. Our overall gross profit margins were approximately 20.8% and 18.1% for the six months ended June 30, 2024 and 2023, respectively. Our total gross profit increased slightly increased during the six months ended June 30, 2024 and 2023, which was generally due to procurement sourcing networks during the period.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the six months ended June 30, 2024 and 2023:

	Six Months ended June 30,
	2024	2023
	$’000	$’000

Promotion and marketing expenses	380	309
Transportation expenses	304	388

Total	684	697

Our selling and distribution expenses remained stable at approximately $0.7 million for the six months ended June 30, 2024 and 2023, respectively.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the six months ended June 30, 2024 and 2023:

	Six Months ended June 30,
	2024		2023
	$’000%		$’000%

Staff costs	2,368	71.4	2,235	68.6
Depreciation	224	6.8	126	3.9
Property and related expenses	286	8.6	283	8.7
Miscellaneous expenses	404	12.2	516	15.8
Legal and professional fees	28	0.8	90	2.8
Office supplies and upkeep expenses	4	0.2	7	0.2

Total	3,314	100.0	3,257	100.0

Our administrative expenses remained the same at approximately $3.3 million for the six months ended June 30, 2024 and 2023, respectively.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. The staff costs of our Group had increased to approximately $2.4 million for the six months ended June 30, 2024 from approximately $2.2 million for the six months ended June 30, 2023.

Depreciation expense is charged on our property, plant and equipment, which included (i) leasehold buildings; (ii) right-of-use assets; (iii) tools and equipment; (iv) furniture and fittings; (v) computer equipment; and (vi) motor vehicles.

Property and related expenses mainly represented property tax and related expenses in Singapore.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, legal and professional fees, charitable donations, and other miscellaneous expenses.

Other Income (Expense), Net

The following table sets forth the breakdown of our other income (expense) for the six months ended June 30, 2024 and 2023:

	Six Months ended June 30,
	2024	2023
	$’000	$’000

Interest income	3	*
Interest expense	(521)	(489)
Government grant	45	66
Disposal of property and equipment	(3)	-
Foreign exchange gain	372	266
Other income	91	90

Total	(13)	(67)

Interest expenses remained the same at approximately $0.5 million for the six months ended June 30, 2024 and 2023 from our bank loans and financing facilities.

We reported approximately $0.4 million of net foreign exchange gain for the six months ended June 30, 2024 and approximately $0.3 million of net foreign exchange gain for the six months ended June 30, 2023.

Income Tax Expenses

During the six months ended June 30, 2024 and 2023, our income tax expense was comprised of our current tax expense and deferred tax for the period.

For the six months ended June 30, 2024, our income tax expense was approximately $0.1 million and our effective tax rate was 6.2% due to decreased non-deductible expenses. Such increase in income tax expense was generally in line with the increase in our operating profit for the period.

For the six months ended June 30, 2023, our income tax expense was approximately $0.2 million and our effective tax rate was 15.1% due to decreased non-deductible expenses. Such increase in income tax expense was generally in line with the increase in our operating profit for the period.

Net Income

As a result of the foregoing, our net income amounted to approximately $1.7 million and $1.4 million for the six months ended June 30, 2024 and 2023, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the six months ended June 30, 2024 and 2023:

	Six Months ended June 30,
	2024	2023
	$’000	$’000

Cash and cash equivalents as at beginning of the period	987	1,287

Net cash provided by operating activities	1,162	311
Net cash used in investing activity	(945)	(138)
Net cash provided by (used in) financing activities	140	(80)
Effect on exchange rate change on cash, cash equivalents and restricted cash	(210)	(56)

Net change in cash and cash equivalents	147	37

Cash and cash equivalents as at end of the period	1,134	1,324

Cash flows from operating activities

For the six months ended June 30, 2024, our net cash provided by operating activities was approximately $1.2 million, which primarily consisted of our net income of approximately $1.7 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.2 million, and (ii) the decrease in inventories of approximately $1.1 million, (iii) the increase in tax provision of approximately $0.04 million, the increase in deposits, prepayments and other receivables of approximately $0.1 million and was partially offset (a) the increase in accounts receivable of approximately $1.8 million, (b) the decrease in accounts payables and accrued liabilities, and customer deposits of approximately $0.2 million.

For the six months ended June 30, 2023, our net cash provided by operating activities was approximately $0.3 million, which primarily consisted of our net income of approximately $1.4 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.1 million, and (ii) the decrease in inventories of approximately $0.8 million, (iii) the increase in tax provision of approximately $0.1 million, and was partially offset (a) the increase in accounts receivable of approximately $1.1 million, (b) the decrease in accounts payables and accrued liabilities, and customer deposits of approximately $0.9 million, and (c) the amounts due to related parties of approximately $0.09 million.

Cash flows from investing activity

For the six months ended June 30, 2024, our net cash used in investing activities was approximately $0.9 million, which was primarily consisting of the purchase of property, plant and equipment of approximately $0.9 million.

For the six months ended June 30, 2023, our net cash used in investing activities was approximately $0.1 million, which was primarily consisting of the purchase of property, plant and equipment of approximately $0.1 million.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of interest paid, proceeds from loans, repayment of loans, payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

For the six months ended June 30, 2024, our net cash generated from financing activities of approximately $0.1 million, which mainly consisted of the proceeds from bank loans of approximately $1.6 million, the repayment of lease liabilities of approximately $0.2 million and the dividend payment of $1.3 million.

For the six months ended June 30, 2023, our net cash used in financing activities of approximately $0.008 million, which mainly consisted of the proceeds from bank loans of approximately $0.1 million, the repayment of lease liabilities of approximately $0.1 million.

About SAG Holdings Limited

SAG Holdings is a leading Singapore-based distributor dedicated to supplying high-quality spare parts across a wide range of industries.

On-Highway Division: We provide an extensive range of genuine OEM and aftermarket parts for passenger vehicles, trucks, and buses. Our offerings include parts from manufacturers’ brands, trusted third-party labels, and our in-house brands.

Off-Highway Division: Catering to industries like construction, marine, power generation, mining, and transportation, we offer specialized spare parts focusing on filtration systems, lubricants, batteries, and internal combustion engine components.

Our unwavering commitment to quality ensures customers experience maximum uptime, enhanced performance, and reduced total cost of ownership throughout the lifecycle of their machines. For more information, visit https://www.sag.sg.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in the registration statement on Form F-1 related to the Offering, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Contact:

SAG Holdings Limited Contact:

Ivy Lee

Chief Financial Officer

Telephone +65 6383 7540

ivy.lee@soonaik.com